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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: January 17, 2007	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

POTENTIAL FOR LARGE COPPER OXIDE PLAY SOUTH OF THE NEAR SURFACE GOLD OXIDE DEPOSITS ON THE RAILROAD PROPERTY, ELKO COUNTY NEVADA

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, JANUARY 16, 2007, ROYAL STANDARD MINERALS INC. (“RSM”) The Railroad Mining District represents the northern portion of the approximately 17,000 acre land package contained within the Pinon-Railroad project area located south of Newmont Gold’s Rain mining district in Elko, County, Nevada. RSM has a 100% interest in this project that has concentrated upon the proposed development of open pit oxide and exploration for deeper underground potential targets for Carlin-type gold-silver deposits. RSM is currently engaged in the Federal and State permit process to develop several near surface oxide gold-silver deposits on this property package according to Roland M. Larsen, Qualified Person, NI- 43-101.

Based upon the results of drilling and previous skarn hosted base and precious metal production, the Company believes that there is an opportunity for significant copper resources that will include additional base and precious metal credits occurring south of and adjacent to the near surface gold deposits in this area. As in a previously reported in a press release dated, September 8, 2005, a number of drill holes intersected long sections of copper oxide and associated base and precious metal mineralization during the gold exploration effort, a few drill holes are listed as follows:

KC99-14 100 feet of 0.630 % copper

KC99-17 400 feet of 0.432% copper

KC99-19 60 feet of 0.834 % copper

KC98-49 250 feet of 0.262% copper

AR – 6 130 feet of 0.52% copper

AR - 7 60 feet of 0.75% copper

AR 8 87 feet of 0.51% copper

RSM commenced a ground magnetics survey and surface alteration mapping program in late September, 2006 that was completed in December, 2006. The initial ground magnetics program that includes more than four square miles, based upon the data, represents the largest ground survey to date on this property. This effort incorporated all previous smaller patchwork surveys completed by others within the new coverage area.

The results of this effort have been an eye opener for the Company indicating that the Bullion intrusion central core reveals a well developed circular-oval magnetic signature that is flanked by a large area on the northeast side of the intrusion that is approximately 1.5 square miles in size is believed to be a large alteration zone. The entire magnetite skarn prospective area includes more than two and one half (2.5) square miles. The northeast magnetic response in this area indicates a disruption in the pattern possibly indicating alteration of one of the intrusive phases of the Bullion stock. This anomaly is on the order of two (2) miles long north south and one (1) mile wide east to west. The copper intercepts indicated above occur on the extreme north-northeastern margin of this anomaly. The southern-southwestern edge of this anomaly contains the Railroad District where the high grade near surface skarn hosted copper-lead-zinc-silver-gold mines are located. This district has produced significant copper, silver, lead, zinc and gold during the late 19th and the early portion of the 20th century. Prior production from several small underground mines indicated copper and silver-lead-zinc from skarn and pipe like replacement deposits. From 1869 into the 1930’s and minor production after that, the following metals were produced from various mines in the Railroad district to include: 7 million pounds of copper, 36,000 ounces of gold, 25 million pounds of lead, 1.2 million ounces of silver and 442,000 pounds of zinc. Most of this production was from the area south of the Bald Mountain fault, Rayias, 1999.

Within the area that is bounded by the significant base and precious metal occurrences mentioned above, an area on the order of one and one-half (1.5) square miles indicates NO previous drilling of any significance exists between the northern copper-gold mineralization and the Railroad skarn base and precious metal district more than two (2) miles to the south, this area is essentially untested. The Company believes that there is a strong indication that this area is prospective for more of the copper-gold-silver and other base metal mineralization as indicated.

The aerial dimensions and signature of this geophysical response is analogous to other alteration patterns of productive copper bearing skarn systems in North and South America such as Battle Mountain, Yerington and Robinson, Nevada as well as a South American analogs such as the Tintaya skarn belt of southern Peru. RSM is very encouraged in regard to the magnitude of the intrusive-skarn related base and precious metal potential of this area, the Company believes that these results suggest the potential for a large scale copper bearing porphyry/skarn system in this area.

The initial focus of the RSM copper exploration effort will be to offset the drill holes listed above toward the south to the Railroad District deposits on the southern portion of this anomaly. This effort will result in drilling on the north and south of the Bald Mountain fault about one (1) mile south of the near surface gold oxide deposits currently under study for future development.

At this time, the relationships between the skarn base and precious metals deposits and the heavily drill tested near surface oxide gold-silver deposits is to be determined. It is clear on the northern portion of this geophysical anomaly the copper-gold system is spacially related to the gold-silver deposits.

RSM has received its drill permits from the BLM to commence testing the copper target on the Railroad Property, Elko County, Nevada. There will be some adjustments to the placements of the drill holes on this first phase of drilling. The Company has contracts in from one Nevada core driller for this project. RSM is currently negotiating for additional core drills for the Railroad and other projects in Nevada, the plan is to commence drilling as soon as possible.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460

Visit our website at Royal-Standard.com